September 23, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 4, 2013
File No. 333-190056

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc., a Maryland corporation (the “Company,” or “ARCP”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-190056) of the Company (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 13, 2013.

For convenience of reference, each Staff comment contained in your September 13, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of Amendment No. 2, filed by the Company on the date hereof and four copies of Amendment No. 2 which are marked to reflect changes made to the Registration Statement filed with the Commission on September 4, 2013 (the “Marked Copies”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company.

September 23, 2013

General

1.	Reference is made to your response to comment 1. We will review the financial information relating to probable acquisitions by the Company when they are filed via one or more Forms 8-K and then incorporated by reference within your S-4. We may have additional comments.

We acknowledge the above comment.

2.	We note your response to comment 2 and your reliance on several no action letters. Please provide us with confirmation that you will comply with the relevant provisions outlined on the referenced letters.

We confirm that we will comply with the relevant provisions.

3.	We note your response to comment 3. Please tell us how your adjustments of merger and other transaction costs, loss on contingent value rights, early extinguishment of debt, loss on derivative instruments, interest on convertible debt obligation to preferred investors, and interest on convertible debt are consistent with the NAREIT definition of FFO or revise your reconciliation accordingly.

We have revised our calculation of FFO to comply with the NAREIT definition by removing merger and other transaction costs, loss on contingent value rights, gain/loss in investment securities and early extinguishment of debt, loss on derivative instruments, interest on convertible obligations to preferred investors and interest on convertible debt from our calculation of FFO. In addition, we have revised the disclosure relating to AFFO on pages F-16 to F-18 of the joint proxy statement/prospectus to further describe why the adjustments we make to calculate AFFO are useful to investors and provide additional cautionary language about the usefulness of such information.

What is the proposed transaction, page vi

4.	Please tell us how you determined the “value per share consideration” and “cash additional consideration” figures.

We have added additional disclosure to the footnotes to the table under the heading “Questions and Answers — What is the proposed transaction?” on page vii of the joint proxy statement/prospectus to clarify how the amounts in the value per share consideration and cash additional consideration columns are determined.

September 23, 2013

Accounting Treatment of the Merger, Page 17

5.	We have considered your response to comment 12. Please expand your disclosures to include a statement outlining the basis within U.S. GAAP you are relying upon consistent with your response (i.e. American Realty Properties, Inc. (ARCP) and American Realty Capital Trust IV (ARCT IV) are variable interest entities under the common control of AR Capital, LLC (ARC), which is the primary beneficiary of both entities).

We have revised the disclosure under the headings “Summary — Accounting Treatment of the Merger” and “The Merger — Accounting Treatment” on pages 17 and 130, respectively, of the joint proxy statement/prospectus, to include an explanation of the basis within U.S. GAAP upon which we are relying consistent with our view that ARCP and American Realty Capital Trust IV, Inc. (“ARCT IV”) are variable interest entities under the common control of AR Capital, LLC.

Lease Expirations, page 59

6.	We note your response to comment 17. Please tell us why providing the information on an average basis is preferred over a gross basis.

We advise the Staff that the columns present annualized rental income on a straight-line basis and not an average (i.e., mean) of the gross rental revenues of each portfolio. The headings in the tables under “The Companies — Property Portfolio” on pages 52 to 63 of the joint proxy statement/prospectus have been revised to make such clarification.

Recommendation of the ARCP Board and Its Reasons for the Merger, page 92

7.	We note the revised disclosure on page 94 in response to comment 23. Please revise to provide more details of how management and the board arrived at the price. Discuss specifically how the IPO share price, dilution, if any, experienced from fees and distributions, and the recent nature of the acquisitions impact the price determination, which appears to be 20% greater than the IPO price, impacted their determination. While ARCT IV did not undertake an NAV calculation, clarify if the ARCP board undertook such analysis to arrive at the consideration. If not explain why. As you refer to your financial advisor, please tell us the role, if any, such advisor had in determining the consideration.

We have revised the disclosure under the heading “The Merger – Recommendation of the ARCP Board and Its Reasons for the Merger” on pages 94 to 95 of the joint proxy statement/prospectus to provide additional descriptions of how ARCP management arrived at the stock price for ARCT IV. In addition, we have revised such disclosure to address analyses with respect to an NAV calculation of ARCT IV.

Certain Prospective Financial Information Reviewed by ARCP and by ARCT IV, pages 107 and 118

8.	We note your response to comment 24. Please explain to us how management determined the reasonableness of the projections disclosed in these two sections. Describe the key assumptions used and also compare the projections to the historical measures for both companies.

We have revised the disclosure under the headings “The Merger – Certain Prospective Financial Information Reviewed by ARCP” and “The Merger – Certain Prospective Financial Information Reviewed by ARCT IV” on pages 108 and 119, respectively, of the joint proxy statement/prospectus to reflect how management determined the reasonableness of projections.

September 23, 2013

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

General

9.	We note your revision to the introduction indicating that the unaudited pro forma Consolidated Statements of Operations is as if the GE Capital Portfolio had been purchased at the beginning of each period. Please revise your filing to present this transaction as if it was consummated at the beginning of the fiscal year presented, and carried forward through any interim period presented. Please refer to Article 11 of Regulation S-X.

We have revised the disclosure on page F-2 of the joint proxy statement/prospectus to clarify that the GE Capital Portfolio is presented as if the purchase had been consummated at the beginning of the fiscal year presented and carried forward through the interim period presented. We advise the Staff that there are no other changes required to the pro forma statements of operations in respect of such clarification.

10.	We have considered your response to comment 27 and noted your removal of the disclosures where you reference a pipeline of properties expected to close in 2013. Please confirm that none of these properties previously discussed were probable for consideration of inclusion within pro-forma financial statements and possible need for 3-14 financial statements.

We advise the Staff that such previously discussed pipeline of properties includes probable acquisitions for which 3-14 financial statements are currently being prepared, which financial statements will be filed via one or more Current Reports on Form 8-K and incorporated by reference in the Registration Statement per our response to comment 1 contained in your letter dated August 19, 2013.

Results of Operations, Appendix I-90

11.	Please tell us how your presentation of NOI in this section is consistent with Item 10(e) of Regulation S-K.

We advise the Staff that all references to NOI have been removed from Appendix I and that we will not include any presentation of NOI in our future filings.

Annex A

12.	The penultimate paragraphs of the Duane Morris LLP and Weil, Gotshal & Manges LLP appear to limit investor reliance on the opinion. Please revise to remove this limitation.

We advise the Staff that the final opinions to be filed as exhibits to the Registration Statement will not include such limitation.

September 23, 2013

American Realty Capital Properties, Inc.

Form 10-K for the year ended December 31, 2012

General

13.	We have considered your response to comment 38. Please note that our comment relates to your evaluation of potential significant asset concentrations which includes financial statements of significant triple net leases where the property involved exceeds 20% of your total assets. We believe that you should consider significant asset concentrations when preparing Exchange Act annual reports. As a result, we reissue our comment. Please tell us if you have triple net leased one or more real estate properties to a single tenant where such properties exceed 20% of your assets. To the extent you have significant lessees, please tell us how you determine it was not necessary to provide audited financial statements or for public companies, refer investors to a publicly-available website with the lessee’s SEC filed financial information.

Please note that as of December 31 2012, the Company had properties triple net leased to a single tenant where such properties exceeded 20% of the Company’s total assets. We have revised the disclosure under the heading “The Companies – Property Portfolio Information” on page 49 of the joint proxy statement/prospectus to include financial statements for such tenant.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

cc:	Wilson Lee
Jennifer Monick
Folake Ayoola